Mail Stop 4561

					October 31, 2006

Bernard Charles
President and Chief Executive Officer
Dassault Systemes S.A.
9, Quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France

Re:	Dassault Systemes, S.A.
      Form 20-F for Fiscal Year Ended December 31, 2005
      	Filed June 29, 2006
                  File No. 000-28578

Dear Mr. Charles:

      We have reviewed the above-referenced filing and have the following additional comment.

1. We note from Dassault Aviation`s websites that it may have Middle
East maintenance and service operations located in Iran, and that you provide software licenses to Dassault Aviation, which appears to be an affiliate of your 44% shareholder, Groupe Industriel Marcel Dassault. Please tell us if you have made direct or indirect sales to entities which use your software in connection with operations in
Iran, and whether you have other contacts with Iran, through Dassault
Aviation or otherwise.  We may have further comment.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after your response to our comment.

	You may contact me at 202-551-3730 if you have questions regarding the above comments.


Sincerely,


Barbara C. Jacobs
Assistant Director
Bernard Charles
Dassault Systemes S.A.
October 30, 2006
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